Filing under Rule 425 under the U.S. Securities Act of 1933

Filer: Fiat Industrial S.p.A.

Subject Company: CNH Global N.V.

CNH Global N.V.’s Exchange Act File No.: 005-53289

ABI Depositary	MT Account	Progressive No.
Intermediary
…………….	……………	…………….

ELECTION FORM

FOR THE ALLOCATION OF SPECIAL VOTING SHARES OF CNH INDUSTRIAL N.V.

UPON THE MERGER OF FIAT INDUSTRIAL S.P.A.

TO: FIAT INDUSTRIAL S.P.A. (“FIAT INDUSTRIAL”)	C/O: SERVIZIO TITOLI S.P.A., VIA NIZZA 262/73, TORINO

To send in advance by fax no. +30 011 0923202 or by e-mail to azionisti@pec.fiatindustrial.com

Disclaimer

The holder of Fiat Industrial shares (the “Electing Shareholder”), having attended or being represented (by proxy) at the extraordinary shareholders’ meeting called for July 9, 2013 (the “EGM”), must fill in and sign this election form (the “Election Form”) pursuant to the instructions here below, in order to receive the Special Voting Shares issued, upon the merger of Fiat Industrial with and into FI CBM Holdings N.V. (the “Merger”), by FI CBM Holdings N.V. renamed after the Merger “CNH Industrial N.V.” (the “Company”). In relation to this particular Election Form, a Special Voting Share can only be validly acquired by a holder of a common share of the Company which was acquired pursuant to the Merger, subject to such common share being a Qualifying Common Shares, as defined in the “Special Voting Shares Terms and Conditions”. Moreover, a holder of a Qualifying Common Share can only validly acquire not more than 1 Special Voting Share for each Qualifying Common Share.

This Election Form shall be read jointly with the “Special Voting Shares Terms and Conditions” and the Information Document made available to the public in connection with the EGM, published on the Fiat Industrial corporate website, www.fiatindustrial.com. In this Election Form, the defined English words will have the same meaning as indicated in the “Special Voting Shares Terms and Conditions”, unless otherwise defined herein and the defined Italian words will have the same meaning as indicated in the Information Document.

This Election Form, duly filled in and signed by the Electing Shareholder and the depository intermediary, shall be received by Fiat Industrial through such intermediary by correspondence to the address or by means indicated above on or before July 30, 2013.

Otherwise, the Electing Shareholder will not be entitled to receive the Special Voting Shares upon completion of the Merger.

1.	Data of the Electing Shareholder

Name and surname or Corporate name :
Tax code: ID code as indicated in the EGM notification of participation
Date of birth: / / Place of birth:
Address or registered seat:
Telephone number: E-mail address:

2.	Number of Fiat Industrial shares owned as of June 28, 2013 (EGM record date) in relation to which the allocation of Special Voting Shares is requested

No. of Fiat Industrial shares Average book value (for Italian tax purposes only)
Depository intermediary : ABI CAB
Account no. Reference of the EGM notification of participation

3.	Acknowledgment, representations and undertakings

The Electing Shareholder, through the transmission of this Election Form filled in and signed, irrevocably and unconditionally:

a)      for the purpose of receiving Special Voting Shares, represents that, pursuant to the Initial Allocation Procedures as regulated under the “Special Voting Shares Terms and Conditions”, he/she/it attended the EGM or was represented by proxy at the EGM and acknowledges that he/she/it shall own the Fiat Industrial shares in relation to which he/she/it elects to receive such Special Voting Shares continuously starting from June 28, 2013 (the EGM record date) up to the date of effectiveness of the Merger;

b)     accepts and agrees to be bound by the Special Voting Shares Terms and Conditions, published on the Fiat Industrial corporate website also pursuant to articles 1341 and 1342 of the Italian Civil Code;

c)      authorizes and irrevocably instructs Servizio Titoli S.p.A. as agent to represent the Electing Shareholder and act on his/her/its behalf in connection with:

i.       any issuance, allocation, acquisition, transfer and/or repurchase of any Special Voting Share in accordance with and pursuant to the Special Voting Shares Terms and Conditions;

ii.      any retransfer to the Company and/or repurchase of any Special Voting Share, if such Special Voting Share will have been issued by the Company in connection with the Merger as a result of an administrative error;

d)     accepts that Fiat Industrial shares in relation to which the Electing Shareholder requires the assignment of the Special Voting Shares will be identified with the ISIN code IT0004936248 (the “Special ISIN Code”) up to and conditionally upon any transfer of these shares.

4.	Governing and law and disputes

This Election Form, with the exception of the powers of attorney as included under paragraph (3), letter (c) above, will be governed under Italian law. The court of Turin will be the competent court in connection with any dispute might arise in relation with this Election Form.

Nevertheless, the Electing Shareholder acknowledges and accepts that, in the light of the fact that the Company is organized under Dutch law, the powers of attorney as included under paragraph (3), letter (c) above, the terms and conditions regulating the Special Voting Shares, as well as their allocation, are governed under Dutch law and the court of Amsterdam will be competent for any dispute in connection therewith in accordance with the Terms and Conditions of the Special Voting Shares.

The Electing Shareholder	(signature)

(if the signing party signs this Election Form on behalf of the Electing Shareholder, please fill in the following table including data relating to the signing party)

Data of the signing party representing the Electing Shareholder:

Name and surname : In the quality of :
Date of birth: / / Place of birth:
Address: Tax code:

The depository intermediary:

a)      confirms the number of shares owned by the Electing Shareholder as of the record date as indicated under point no. 2 above,

b)     undertakes to cause this Election Form to be received by Fiat Industrial on behalf of the Electing Shareholder within and not later than July 30, 2013, advanced it by fax or by e-mail pursuant instructions received by Monte Titoli;

c)      undertakes to communicate to Fiat Industrial (c/o Servizio Titoli S.p.A.) any possible transfer or sale by the Electing Shareholder of the ordinary shares as indicated under point no. 2 above (wholly or in part) and the subsequent loss of the Special ISIN Code as indicated under point (3) letter (d) above,

d)     acknowledges that the Special Voting Shares and the corresponding common shares of the Company will be registered only on the shareholders’ register of the Company.

Date:	(Stamp and signature of the intermediary)

INFORMATION NOTICE PURSUANT TO ARTICLE 13 OF THE LEGISLATIVE DECREE OF JUNE 30, 2003, NO. 196

Pursuant to article 13 of the Legislative Decree of June 30, 2003, no. 196, containing the personal data processing code (the “Code”), Fiat Industrial S.p.A., with registered office in Turin, via Nizza, no. 250, (“Fiat Industrial”), in its capacity as data controller (“Data Controller”) of the personal data that will be provided (the “Data”), intends informing you of the following.

1.      PURPOSE OF DATA PROCESSING, MANDATORY PROVISION

The Data provided will be processed by Fiat Industrial, with the aid of computerized and/or paper means, for the following purposes:

a)      carrying out of the fulfilments concerning the allocation of the special voting shares by the absorbing company FI CBM Holdings N.V. (which will be renamed “CNH Industrial N.V.” upon the Merger);

b)      fulfilment of the obligations set forth by laws, regulations and European provisions, or by instructions given by the Authorities and Supervision Bodies or by administrative practices.

The provision of Data and relevant processing for such purposes, which are necessary for managing the contractual relationship or connected to the fulfilment of legislative obligations, is mandatory and consequently does not need an express consent, which would otherwise prevent Fiat Industrial from developing and managing the relationship.

The Data are exclusively accessible to and processed by Fiat Industrial’s staff [or, if necessary, companies’ staff that provides to Fiat Industrial, either in Italy or abroad, specific services or performs activities which are connected, ancillary or may be of any support in relation to the methods and purposes due to which such Data have been collected], who need to have access and process said Data while carrying out their specific activities and tasks. Such persons, whose number will be as limited as possible, shall carry out the process of Data in their capacity as Persons Responsible for and/or in Charge of the processing, shall be appointed to this end and duly trained in order to avoid any loss, destruction, and unauthorized accesses or processing of the Data. The up-dated list of the Persons Responsible for the Data processing is kept at the Data Controller and may be required for inspection. The Data Controller is Fiat Industrial, in person of the person appointed for this function, Paolo Raimondi.

2.      COMMUNICATION OF DATA TO THIRD PARTIES

Notwithstanding the foregoing, Fiat Industrial may disclose the Data to the absorbing company FI CBM Holdings N.V. for the allocation of the special voting shares and may disclose the Data for the same purposes for which such Data have been collected to Authorities and Supervision and Control Bodies, or to other subjects indicated by them, under the provisions issued by them, or determined by laws, including EU laws, regulations or administrative practices.

3.      DATA PROCESSING METHODS

Fiat Industrial processes the Data of interested parties in a lawful and correct manner, ensuring their confidentiality and safety. The processing – including the collection and any other activity contemplated in the definition of “processing” pursuant to Article 4 of the Code (among which, merely by way of example, the registration, organization, elaboration, communication, storage and destruction of Data) – will be performed using manual, computerized and/or telematics tools, with organizational procedures and logics strictly connected with the abovementioned purposes.

The Data shall be stored for a period of time which is strictly necessary in relation to the purposes for which they have been collected, in compliance with the law and with any provisions laid down by the Italian Privacy Guarantor.

4.      EXERCISE OF RIGHTS

Interested parties may exercise their rights, pursuant to article 7 of the Code which provides, inter alia, that the interested parties may have access to his/her Data, obtain a copy of the information processed, require their up-dating, correction, integration, deletion or blocking, as well as made an opposition, in whole or in part, for legitimate reasons to the processing of his/her Data.

The interested parties exercise his/her rights, in accordance with the methods set forth by the law, by contacting to Fiat Industrial S.p.A., Turin, Via Nizza, no. 250, to the attention of the person appointed for this function, Paolo Raimondi.

Fiat Industrial S.p.A.

The Electing Shareholder	(signature)

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This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction was made through a prospectus which is part of a registration statement which was declared effective by the US Securities and Exchange Commission on June 21, 2013. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“FI”) shareholders who are US persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s and FI CBM Holdings N.V.’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, FI CBM Holdings N.V. has made the prospectus available for free to shareholders of CNH and FI in the United States.